UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

EnviroStar, Inc.

(Name of Issuer)

Common Stock, Par Value $0.025 Per Share

(Title of Class of Securities)

262432107

(CUSIP Number)

Henry M. Nahmad

EnviroStar, Inc.

290 N.E. 68th Street

Miami, Florida 33138

(305) 754-4551

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 262432107

1.	Names of Reporting Persons Symmetric Capital LLC (I.R.S. No. 47-3189811)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 5,483,284(1)
8. Shared Voting Power 0
9. Sole Dispositive Power 2,838,194
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,483,284(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50.7%
14.	Type of Reporting Person (See Instructions) HC, OO
(1)	Includes (a) 600,100 shares owned by Michael S. Steiner and Robert M. Steiner as to which Symmetric Capital LLC and Henry M. Nahmad, as the Manager of Symmetric Capital LLC, have sole voting power pursuant to the previously disclosed Stockholders Agreement between Symmetric Capital LLC, Henry M. Nahmad, Michael S. Steiner and Robert M. Steiner, and (b) 2,044,990 shares owned by Western State Design, LLC as to which Symmetric Capital LLC and Henry M. Nahmad, as the Manager of Symmetric Capital LLC, have sole voting power pursuant to the previously disclosed Stockholders Agreement between Symmetric Capital LLC, Symmetric Capital II LLC, Henry M. Nahmad, Western State Design, LLC, Dennis Mack and Tom Marks.
CUSIP No. 262432107

CUSIP No. 262432107

1.	Names of Reporting Persons Symmetric Capital II LLC (I.R.S. No. 81-3241840)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,290,323
8. Shared Voting Power 0
9. Sole Dispositive Power 1,290,323
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,290,323
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 262432107

1.	Names of Reporting Persons Henry M. Nahmad
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 7,188,369(1)(2)
8. Shared Voting Power 0
9. Sole Dispositive Power 4,128,517(1)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,188,369(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 66.4%
14.	Type of Reporting Person (See Instructions) HC, IN
(1)	Includes 2,838,194 shares and 1,290,323 shares owned by Symmetric Capital LLC and Symmetric Capital II LLC, respectively. Henry M. Nahmad may be deemed to have voting and dispositive power over such shares as a result of his position as Manager of Symmetric Capital LLC and Symmetric Capital II LLC.
(2)	Includes (a) 600,100 shares owned by Michael S. Steiner and Robert M. Steiner as to which Symmetric Capital LLC and Henry M. Nahmad, as the Manager of Symmetric Capital LLC, have sole voting power pursuant to the previously disclosed Stockholders Agreement between Symmetric Capital LLC, Henry M. Nahmad, Michael Steiner and Robert Steiner, and (b) 2,044,990 shares owned by Western State Design, LLC as to which Symmetric Capital LLC and Henry M. Nahmad, as the Manager of Symmetric Capital LLC, have sole voting power pursuant to the previously disclosed Stockholders Agreement between Symmetric Capital LLC, Symmetric Capital II LLC, Henry M. Nahmad, Western State Design, LLC, Dennis Mack and Tom Marks.

Amendment No. 4 to Schedule 13D

This Amendment No. 4 to Schedule 13D (this “Amendment”) amends, solely to the extent set forth herein, the Schedule 13D filed on March 12, 2015, as previously amended (the “Schedule 13D”), by Symmetric Capital LLC, a Florida limited liability company, Symmetric Capital II LLC, a Florida limited liability company, and Henry M. Nahmad (collectively, the “Reporting Persons”), relating to the Common Stock, par value $0.025 per share (the “Common Stock”), of EnviroStar, Inc., a Delaware corporation (the “Issuer”).

Item 3: Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended to add the following:

As previously disclosed, pursuant to the Stockholders Agreement, dated October 10, 2016, between Symmetric Capital LLC, Symmetric Capital II LLC, Henry M. Nahmad, Western State Design, LLC, Dennis Mack and Tom Marks, Symmetric Capital LLC and Mr. Nahmad, as the Manager of Symmetric Capital LLC, have the right to vote the shares of the Issuer’s Common Stock held by Western State Design, LLC, Dennis Mack and Tom Marks. Accordingly, the shares of the Issuer’s Common Stock beneficially owned by Symmetric Capital LLC and Mr. Nahmad include all of the shares of the Issuer’s Common Stock owned by Western State Design, LLC, Dennis Mack and Tom Marks. On February 1, 2017, the Issuer issued 388,504 additional shares of its Common Stock to Western State Design, LLC pursuant to the Asset Purchase Agreement, dated as of September 7, 2016, by and among the Issuer, Western State Design, Inc., Dennis Mack, Tom Marks and Western State Design, LLC. The issuance of such additional shares was approved by the Issuer’s stockholders at the Issuer’s 2016 Annual Meeting of Stockholders held on November 30, 2016.

Item 4: Purpose of Transaction

Item 4 of the Schedule 13D is amended to add the information set forth in Item 3 above, which is incorporated into this Item 4 by reference.

Item 5: Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated as follows:

The information set forth in rows 7-13 of the cover pages of this Amendment is incorporated into this Item 5 by reference.

None of the Reporting Persons has effected any transaction in any shares of the Issuer’s Common Stock during the past 60 days.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 21, 2017

Date

Symmetric Capital LLC

/s/ Henry M. Nahmad

Signature

Henry M. Nahmad/Manager

Name/Title

Symmetric Capital II LLC

/s/ Henry M. Nahmad

Signature

Henry M. Nahmad/Manager

Name/Title

/s/ Henry M. Nahmad

Henry M. Nahmad